

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

Keith Marshall
General Counsel
Otis Collection LLC
335 Madison Ave, 16th Floor
New York, NY 10017

> **Re: Otis Collection LLC**
> **Post-Qualification Amendment No. 2 to Form 1-A**
> **Filed August 20, 2021**
> **File No. 024-11521**

Dear Mr. Marshall:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 2 to Form 1-A

General

1.   We note you seek to have multiple series of offerings qualified. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series that is qualified within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series that you seek to have qualified within two calendar days of qualification.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jacqueline Kaufman at 202-551-3797 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services